EXHIBIT 99.1

 Rada  Electronic Industries Ltd. – Quorum not met; Annual General Meeting is adjourned

Rada  Electronic Industries Ltd. (the “Company”) announced today that a quorum was not met in its Annual General Meeting that took place yesterday, October 18, 2015. According to the Company’s Articles of Association, the meeting is adjourned to the same day in the next week, October 25, 2015 at the same time, where two shareholders present in person or by proxy shall be a quorum.